Subsidiaries of Empower Annuity Insurance Company of America

Subsidiary	Jurisdiction of Incorporation or Organization
Empower Advisory Group, LLC	Colorado
Empower Annuity Insurance Company	Connecticut
Empower Capital Management, LLC	Colorado
Empower Financial Services, Inc.	Delaware
Empower Insurance Agency, LLC	Colorado
Empower Life & Annuity Insurance Company of New York	New York
Empower Personal Wealth, LLC	Delaware
Empower Plan Services, LLC	Delaware
Empower Retirement, LLC	Colorado
Empower Services Holdings, LLC	Delaware
Empower Trust Company, LLC	Colorado
Great-West Life & Annuity Insurance Company of South Carolina	South Carolina
TBG Insurance Services Corporation	Delaware